NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces 2012 First Quarter Results

Calgary, Alberta, April 26, 2012 – CE FRANKLIN LTD. (TSX.CFT, NASDAQ.CFK) reported net earnings of $7.9 million or $0.46 per share (basic) for the first quarter ended March 31, 2012, a significant increase from net earnings of $3.4 million or $0.19 per share (basic) generated in the first quarter ended March 31, 2012.

Financial Highlights

(millions of Cdn. $ except per share data)
	Three Months Ended
	March 31
	2012	2011
	Unaudited

Revenues	$160.3	$137.7
Gross Profit	$29.4	$22.3
Gross Profit - % of sales	18.3%	16.2%
EBITDA(1)	$11.3	$5.3
EBITDA % of sales(1)	7.0%	3.8%
Net earnings	$7.9	$3.4
Per share
Basic	$0.46	$0.19
Diluted	$0.44	$0.19
Net working capital(2)	$137.8	$120.1
Long term debt	$-	$0.3

“Solid revenue growth, improved product margins and disciplined cost management lead to increased profitability.  Activity levels are expected to remain at prior year levels as strong oil and oilsands activity offsets softer gas activity” said Michael West, President and CEO.

Net earnings for the first quarter of 2012, were $7.9 million, an increase of $4.5 million (132%) from the first quarter of 2011.  Revenues were $160.3 million, an increase of $22.6 million (16%) from the first quarter of 2011. Despite well completions decreasing by 26% compared to the first quarter of 2011, both the capital project business and maintenance repair and operating (“MRO”) revenues grew by $7.3 million and $15.1 million respectively year over year. The increase in capital projects revenue was driven by higher sales to oil and oilsands projects.  Increased MRO activity came from all areas of the business.  Spring break up arrived earlier than normal and dampened activity levels late in the quarter.  Gross profits increased by $7.1 million (32%) due to the increase in revenues and improved gross profit margins year over year. Average gross profit margins improved sequentially compared to the fourth quarter of 2011 and improved over the first quarter 2011 due to improved supply chain costs and increased volume rebate income arising from increased purchasing levels. Selling, general and administrative expenses increased by $0.8 million (5%) to $17.8 million for the quarter as compensation and operating costs have increased in response to higher revenue levels. The weighted average number of shares outstanding during the first quarter was consistent with the prior year period as the rise in share price during the last year has limited the activity occurring under the normal course issuer bid program. Net earnings per share (basic) was $0.46 in the first quarter of 2012, compared to net earnings of $0.19 per share in the first quarter of 2011.

Business Outlook
Oil and gas industry activity in 2012 is expected to remain at 2011 levels for the remainder of the year.  Natural gas prices remain depressed as North American production capacity and inventory levels continue to exceed demand.  Natural gas capital expenditure activity is focused on liquid rich gas plays and the Company is well positioned to service customers pursuing these gas plays.  Conventional and heavy oil economics are attractive at current price levels leading to continuing activity in on these plays.  Activity is especially strong in southeast Saskatchewan.  Oil sands project announcements are expected to continue with current oil price levels. Approximately 50% to 60% of the Company’s total revenues are driven by our customers’ capital expenditure requirements. CE Franklin’s revenues are expected to increase modestly in 2012 through organic growth as the oil and gas industry activity levels remain relatively consistent with 2011 levels.

Gross profit margins are expected to remain under pressure as customers that produce natural gas focus on reducing their costs to maintain acceptable project economics and due to continued aggressive oilfield supply industry competition as industry activity levels remain below the five year average. The Company will continue to manage its cost structure to protect profitability while maintaining service capacity and advancing strategic initiatives.

Over the medium to longer term, the Company’s strong financial and competitive positions should enable profitable growth of its distribution network through the expansion of its product lines, supplier relationships and capability to service additional oil and gas and other industrial end use markets.

(1)
EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA and EBITDA as a percentage of revenues because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and depreciation expenses. Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures. Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes. Depreciation expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate revenues. Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability. EBITDA is not used by management as an alternative to net earnings, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. A reconciliation of EBITDA to Net earnings is provided within the Company’s Management Discussion and Analysis. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by IFRS. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

(2)
Net working capital is defined as current assets less cash and cash equivalents, accounts payable and accrued liabilities, current taxes payable and other current liabilities. Net working capital and long term debt/bank operating loan amounts are as at quarter end.

Additional Information

Additional information relating to CE Franklin, including its first quarter 2012 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F / Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com.

Conference Call and Webcast Information

A conference call to review the 2012 first quarter results, which is open to the public, will be held on Friday, April 27, 2012 at 11:00 a.m. Eastern Time (9:00a.m. Mountain Time).

Participants may join the call by dialing 1-647-427-7450 in Toronto or dialing 1-888-231-8191 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 2:00 p.m. Eastern Time on the same day by calling 1-416-849-0833 in Toronto or dialing 1-855-859-2056 and entering the Passcode of 63408715 and may be accessed until midnight May 3, 2012.

The call will also be webcast live at: http://www.newswire.ca/en/webcast/detail/938361/1004129 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, President and Chief Executive Officer will lead the discussion and will be accompanied by Derrren Newell, Vice President and Chief Financial Officer. The discussion will be followed by a question and answer period.

About CE Franklin

For more than 75 years, CE Franklin has been a leading supplier of products and services to the energy industry.  CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, refining, heavy oil, petrochemical, forestry and mining industries.  These products are distributed through its 39 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements: The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations
800-345-2858
403-531-5604
investor@cefranklin.com